Xpand Boom Technology Inc.

18th Floor, Block B

Yuanlun Building, No, 350 Qifei Road

Binjiang District, Hangzhou City

People’s Republic of China

July 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Blaise Rhodes, Rufus Decker, Kate Beukenkamp and Donald Field

Re:	Xpand Boom Technology Inc.
Amendment No. 2 to Draft Registration Statement on Form F-4
Submitted June 20, 2025
CIK No. 0002060614

Ladies and Gentlemen:

On behalf of Xpand Boom Technology Inc. (“Xpand”) and HZJL Cayman Limited (“HZJL,” and together with Xpand, the “Co-Registrants”), below is the response of the Co-Registrants to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 1, 2025, regarding the Co-Registrants’ Amendment No. 2 to Draft Registration Statement on Form F-4 (the “Registration Statement”) confidentially submitted to the Commission on June 20, 2025. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Co-Registrants. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Dilution, page 20

1.	We read your response to prior comment 5. Please relabel the pro forma market value of the Company immediately upon closing Business Combination title to not use pro forma or market value in the title, since the dollar amounts presented represent neither pro forma nor market value amounts. The dollar amounts presented should represent the company valuation required to be achieved for the non-redeeming shareholders’ interest per common share to equal the original SPAC IPO price. Also, disclose in a footnote how you computed these dollar amounts (i.e., multiplied the $10 SPAC IPO price by the sum of (a) the as adjusted ordinary shares in each redemption scenario and (b) the 35 million shares to be issued to HZJL Shareholders). Finally, correct the dollar amounts presented to use the aforementioned computation. Refer to Item 1604(c)(1) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 20 and 90 by revising the caption to read “Company valuation achieved by non-redeeming shareholders immediately upon closing Business Combination,” and by updating the corresponding amounts under each redemption scenario.

Capitalization, page 86

2.	We read your changes in response to our prior comments 7 and 8, and note that you have removed the amount related to ordinary shares subject to redemption. Please revise to include such shares in the table on a historical basis and under each redemption scenario. Refer to Item 3.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure on page 86 to include the amount related to ordinary shares subject to redemption on a historical basis and under each redemption scenario.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 181

3.	Please revise the pro forma cash and cash equivalents amount presented for Scenario 1 so it foots.

Response: In response to the Staff’s comment, we have revised the pro forma cash and cash equivalents amount presented for Scenario 1 on page 181.

Please call Vivien Bai of Loeb & Loeb LLP at (212) 407-4933, David J. Levine of Loeb & Loeb LLP at (212) 407-4923, or Yu Wang of Han Kun Law Offices LLP at +852 2820 5656 if you have any questions or if would like additional information with respect to any of the foregoing.

Sincerely,

/s/Lulu Xing
Name:	Lulu Xing
Title:	Director

cc:	Bin Xiong, CEO, HZJL Cayman Ltd.
Vivien Bai, Esq., Loeb & Loeb LLP
David J. Levine, Esq., Loeb & Loeb LLP
Yu Wang, Esq., Han Kun Law Offices LLP